Exhibit 99.1

KANZHUN LIMITED Announces Board Changes and Appointment of President

BEIJING, August 20, 2025 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced that Ms. Mengyuan Dong has resigned as an independent non-executive director of the Company in order to devote more time to her other personal business commitments, effective on August 20, 2025.

In addition, with effect from August 20, 2025, Ms. Hongyu Liu, an independent non-executive director and a member of the nomination committee has been appointed as the chairman of the audit committee and a member of the corporate governance committee. Mr. Yan Li, an independent non-executive director, the chairman of the nomination committee, the chairman of the corporate governance committee, and a member of the audit committee, has been appointed as a member of the compensation committee.

In addition, the Company is pleased to announce that with effect from August 20, 2025, Mr. Xu Chen has been appointed as the president of the Company (the “President”). The new role, established by the Company for the purpose of optimizing governance structure and improving organizational efficiency, will report to Mr. Peng Zhao, the founder, Chairman and Chief Executive Officer of the Company. In light of Mr. Chen’s new role as the President, Mr. Chen has ceased to act as the Chief Marketing Officer with effect from August 20, 2025. Mr. Chen will remain as an executive director.

The Company would like to express its gratitude to Ms. Dong for her contribution to the Company and her service on the board during her tenure. At the same time, the Company would like to welcome Ms. Liu and Mr. Li for their additional roles on the board and Mr. Chen for his new appointment. The Company believes that their expertise and experience will be valuable assets to the Company’s development.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For more information, please visit https://ir.zhipin.com.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

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